UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

Highlights

➢	Univision royalties increased 62.5% year-over-year, reaching US$60.2 million during the quarter

➢	Continued success of Sky’s pay TV offerings with net additions of 274 thousand subscribers during the quarter, reaching 3.6 million subscribers

➢	Cable & Telecom net sales grew by 14.9%, and Revenue Generating Units grew by 15.7%, reaching 3.6 million

➢	Solid operating segment income margin expansion in our Pay TV Networks, Programming Exports, Publishing, Sky, and Cable & Telecom segments

➢	We paid a cash dividend of Ps.1,023 million equivalent to Ps.0.35 per CPO

Consolidated Results

Mexico City, D.F., July 11, 2011—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for second quarter 2011. The results have been prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS).

The following table sets forth a condensed consolidated statement of income for the quarters ended June 30, 2011 and 2010, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2011 with 2010:

	2Q’11	Margin %	2Q’10	Margin %	Change %
Consolidated net sales	15,125.7	100.0	14,447.7	100.0	4.7
Operating segment income	6,262.7	40.5	5,951.6	40.3	5.2
Consolidated net income	2,155.2	14.2	2,066.9	14.3	4.3
Controlling interest net income	1,803.6	11.9	1,804.3	12.5	0.0

Consolidated net sales increased 4.7% to Ps.15,125.7 million in second quarter 2011 compared with Ps.14,447.7 million in second quarter 2010. This increase was attributable to growth across most of our business segments, but in particular in our Programming Exports, Sky and Cable and Telecom segments. Operating segment income increased 5.2%, reaching Ps.6,262.7 million with a margin of 40.5%.

Controlling interest net income remained practically flat, reaching Ps.1,803.6 million in second quarter 2011 compared with Ps.1,804.3 million in second quarter 2010. Controlling interest net income was negatively impacted by i) a Ps.290.9 million increase in depreciation and amortization which resulted from the ongoing growth in our subscriber base; ii) a Ps.181.6 million increase in equity in losses of affiliates, net; and iii) a Ps.89 million increase in non-controlling interest net income. These unfavorable variances were offset by i) a Ps.267.3 million increase in operating income before depreciation and amortization; ii) a Ps.185.6 million decrease in integral cost of financing; iii) a Ps.57.2 million decrease in income taxes; and iv) a Ps.50.7 million decrease in other expense, net.

Second Quarter Results by Business Segment

The following table presents second-quarter results ended June 30, 2011 and 2010, for each of our business segments. Results for the second quarter 2011 and 2010 are presented in millions of Mexican pesos.

Net Sales	2Q’11%		2Q’10%		Change %
Television Broadcasting	5,478.7	35.5	5,821.0	39.4	(5.9)
Pay Television Networks	826.9	5.3	777.1	5.3	6.4
Programming Exports	890.0	5.8	633.4	4.3	40.5
Publishing	795.8	5.1	812.0	5.5	(2.0)
Sky	3,122.4	20.2	2,832.6	19.2	10.2
Cable and Telecom	3,332.7	21.6	2,900.1	19.6	14.9
Other Businesses	1,005.3	6.5	983.7	6.7	2.2
Segment Net Sales	15,451.8	100.0	14,759.9	100.0	4.7
Intersegment Operations1	(326.1)		(312.2)		(4.5)
Consolidated Net Sales	15,125.7		14,447.7		4.7

Operating Segment Income2	2Q’11	Margin %	2Q’10	Margin %	Change %
Television Broadcasting	2,618.7	47.8	2,866.7	49.2	(8.7)
Pay Television Networks	413.8	50.0	365.4	47.0	13.2
Programming Exports	466.0	52.4	293.6	46.4	58.7
Publishing	151.8	19.1	132.8	16.4	14.3
Sky	1,496.4	47.9	1,285.4	45.4	16.4
Cable and Telecom	1,104.5	33.1	959.6	33.1	15.1
Other Businesses	11.5	1.1	48.1	4.9	(76.1)
Operating Segment Income	6,262.7	40.5	5,951.6	40.3	5.2
Corporate Expenses	(241.1)	(1.6)	(197.3)	(1.3)	(22.2)
Depreciation and Amortization	(1,813.2)	(12.0)	(1,522.3)	(10.5)	19.1
Consolidated Operating Income	4,208.4	27.8	4,232.0	29.3	(0.6)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as segment operating income before depreciation and amortization, and corporate expenses.

Television Broadcasting
Second-quarter sales decreased 5.9% to Ps.5,478.7 million compared with Ps.5,821 million in second quarter 2010. This decrease is explained by the difficult comparison due to the absence of Grupo Carso as a client during the second quarter, and the contribution to revenues from the 2010 Soccer World Cup. Excluding the contribution of Grupo Carso to 2010 revenues, sales dropped by only 1%. Local advertising revenue helped support solid organic growth.

Televisa’s content continues to deliver strong results. The final episode of the novela Triunfo del Amor was the highest rated show in the quarter with an audience share of 39.7%. In addition, nine of the top-ten rated shows on over-the-air television in Mexico were transmitted by Televisa. Upfront deposits represented 82.8% of revenues during the quarter and the balance were sales in the spot market. This figure compares with 82.1% in second quarter 2010.

Second-quarter operating segment income decreased 8.7% to Ps.2,618.7 million compared with Ps.2,866.7 million in second quarter 2010; the margin was 47.8%. The decrease in margin of 140 basis points is a consequence of the lower revenue base, as explained above, compensated by a strict control on programming expenses and the absence of special programming.

Pay Television Networks

Second-quarter sales increased 6.4% to Ps.826.9 million compared with Ps.777.1 million in second quarter 2010. The increase was driven by the addition of 3.8 million pay-TV subscribers in the last twelve months, mostly in Mexico, as well as strong advertising sales growth, which represented 24.9% of segment revenue during the quarter. These results no longer include the consolidation of TuTV, which was sold to Univision as part of the recently closed deal. Excluding the contribution to revenues of TuTV in 2010 results, growth in our Pay Television Networks segment was 15% during the quarter. Additionally, the segment was impacted by a negative translation effect on foreign-currency-denominated sales amounting to Ps.35 million.

Second-quarter operating segment income increased 13.2% to Ps.413.8 million compared with Ps.365.4 million in second quarter 2010, and the margin increased to 50%. This result reflects higher sales as well as the absence of costs and expenses related to i) ForoTV, which is now part of Television Broadcasting; ii) the transmission of the World Cup by TDN in 2010; and iii) TuTV, which is no longer consolidated.

Programming Exports
Second-quarter sales increased 40.5% to Ps.890 million compared with Ps.633.4 million in second quarter 2010. The growth was attributable to an increase in royalties from Univision, from US$37 million in second quarter 2010 to US$60.2 million in second quarter 2011. This reflects the ongoing ratings success of Univision, and the favorable impact of the revised royalty structure. Sales to the rest of the World grew by 20.1% to Ps.31.6 million. This growth was partially offset by a negative translation effect on foreign-currency-denominated sales amounting to Ps.43.5 million. Excluding this effect, Programming Exports grew by 47.4%.

Second-quarter operating segment income increased 58.7% to Ps.466 million compared with Ps.293.6 million in second quarter 2010, and the margin increased to 52.4%. These results reflect higher sales that were partially offset by additional amortizations of coproduced and exportable programming.

Publishing
Second-quarter sales decreased 2% to Ps.795.8 million compared with Ps.812 million in second quarter 2010. Advertising and circulation revenues were marginally lower in Mexico, but stronger abroad. Excluding the translation effect on foreign-currency-denominated sales, approximately Ps.30.9 million, revenues grew by 1.8%.

Second-quarter operating segment income increased 14.3% to Ps.151.8 million compared with Ps.132.8 million in second quarter 2010, and the margin increased to 19.1%. This increase reflects lower costs and expenses mainly due to a positive translation effect on foreign-currency-denominated costs, as well as a reduction in editorial expenses.

Sky

Second-quarter sales grew by 10.2% to Ps.3,122.4 million compared with Ps.2,832.6 million in second quarter 2010. The increase was driven by solid growth in the subscriber base in Mexico, as explained by the continued success of Sky’s low-cost offerings. The number of gross active subscribers increased by 273,967 during the quarter to 3,586,073 (including 153,983 commercial subscribers) as of June 30, 2011, compared with 2,448,776 (including 147,297 commercial subscribers) as of June 30, 2010. Sky ended the quarter with 153,517 subscribers in Central America and the Dominican Republic. Segment results were partially offset by lower advertising and pay-per-view revenue due to the absence of the 2010 Soccer World Cup.

Second-quarter operating segment income increased 16.4% to Ps.1,496.4 million compared with Ps.1,285.4 million in second quarter 2010, and the margin increased to 47.9%. This increase reflects higher sales, strong operating leverage, and a strict control of expenses in spite of the accelerated subscriber growth. It also reflects the absence of Ps.48 million in amortized costs related to the exclusive transmission of certain 2010 World Cup matches.

Cable and Telecom
Second-quarter sales increased 14.9% to Ps.3,332.7 million compared with Ps.2,900.1 million in second quarter 2010. This increase was attributable mainly to the addition of 483,675 revenue generating units (RGUs) in Cablevisión, Cablemás, and TVI during the last twelve months as a result of the success of our competitive triple-play bundles.

The increase is also explained by an improved sales mix in Bestel. Year-over-year, Cablevisión, Cablemás, TVI and Bestel net sales increased 11.7%, 13.8%, 15.2%, and 19.7% respectively.

The following table sets forth the breakdown of subscribers for each of our three cable and telecom subsidiaries as of June 30, 2011.
2Q‘11	Cablevisión	Cablemás	TVI
Video	695,352	1,026,826	366,134
Broadband	328,725	396,819	172,918
Telephony	219,426	232,221	125,894
RGUs	1,243,503	1,655,866	664,946

Second-quarter operating segment income increased 15.1% to Ps.1,104.5 million compared with Ps.959.6 million in second quarter 2010, and the margin was 33.1%. These results reflect continued growth in the cable platforms as well as a positive translation effect on foreign-currency-denominated costs.

The following table sets forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our four cable and telecom subsidiaries for the quarter.

Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
Revenue(1)	1,079.5	1,136.4	517.6	669.7
Operating Segment Income(1)	404.6	428.1	228.8	85.9
Margin	37.5%	37.7%	44.2%	12.8%

(1) These results do not include consolidation adjustments of Ps.70.5 million in revenues nor Ps.42.9 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.

Other Businesses

Second-quarter sales increased 2.2% to Ps.1,005.3 million compared with Ps.983.7 million in second quarter 2010. The soccer business benefited from the consolidation of the soccer teams Necaxa and San Luis. The results of feature-film distribution were driven by the distribution of more blockbuster movies during the quarter.

Second-quarter operating segment income decreased 76.1% to Ps.11.5 million compared with Ps.48.1 million in second quarter 2010, mainly reflecting an increase in costs and expenses related to the consolidation of the soccer teams Necaxa and San Luis.

Corporate Expenses

Share-based compensation expense in second quarter 2011 amounted to Ps.161.9 million, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to officers and employees, and is recognized over the vesting period.

Non-operating Results

Other Expense, Net

Other expense, net, decreased by Ps.50.7 million, or 25.2%, to Ps.150.7 million for second quarter 2011, compared with Ps.201.4 million for second quarter 2010, and included primarily financial advisory and professional services, donations and loss on disposition of property and equipment.

Integral Cost of Financing

The following table sets forth integral cost of financing stated in millions of Mexican pesos for the quarters ended June 30, 2011 and 2010.

	2Q’11	2Q’10	Increase (decrease)
Interest expense	1,071.6	879.1	192.5
Interest income	(158.9)	(192.9)	34.0
Foreign exchange loss, net	48.4	460.5	(412.1)
Integral cost of financing	961.1	1,146.7	(185.6)

The net expense attributable to integral cost of financing decreased by Ps.185.6 million, or 16.2%, to Ps.961.1 million in second quarter 2011 from Ps.1,146.7 million in second quarter 2010. This decrease reflected primarily a Ps.412.1 million decrease in foreign exchange loss resulting primarily from the effect of a 1.5% appreciation of the Mexican peso against the US dollar in second quarter 2011 on our net US dollar asset position compared with a 4.1% depreciation in second quarter 2010 on our net US dollar liability position. This favorable variance was partially offset by i) a Ps.192.5 million increase in interest expense, due primarily to a higher principal amount of long-term debt in second quarter 2011; and ii) a Ps.34 million decrease in interest income explained primarily by a lower average amount of cash equivalents in second quarter 2011.

Equity in Losses of Affiliates, Net

Equity in losses of affiliates, net, reached Ps.133.4 million in second quarter 2011 compared with an equity in earnings of affiliates of Ps.48.2 million in second quarter 2010. This variance reflected mainly an increase in equity in loss of La Sexta, our 40.8% interest in a free-to-air television channel in Spain, as well as the absence of equity in income of Volaris, a low-cost carrier airline in which we formerly held a 25% interest, which investment we disposed of in July 2010.

Income Taxes

Income taxes decreased by Ps.57.2 million, or 6.6%, to Ps.808 million in second quarter 2011 from Ps.865.2 million in second quarter 2010. This decrease reflected both a lower income tax base and a lower effective income tax rate.

Non-controlling Interest Net Income

Non-controlling interest net income increased by Ps.89 million, or 33.9%, to Ps.351.6 million in second quarter 2011, from Ps.262.6 million in second quarter 2010. This increase reflected primarily a higher portion of consolidated net income attributable to interests held by non-controlling equity owners and stockholders in our Sky and Cable and Telecom segments.

Other Relevant Information

Acquisition of Cablemás Non-controlling Interest

On April 1, 2011, we announced an agreement reached with the non-controlling stockholders of Cablemás to obtain the 41.7% equity interest in Cablemás that we did not own. The acquisition of that equity stake concluded with the merger of Cablemás into the Company, as surviving entity, in exchange for 24.8 million CPOs which were issued in connection with this transaction. The execution of the merger agreement between Cablemás and the Company was approved by our stockholders on April 29, 2011, and regulatory approval for the merger was obtained on June 17, 2011. As a result of this transaction, which total value amounted to approximately Ps.4,700 million, we own 100% of the Cablemás business.

Capital Expenditures and Investments

During second quarter 2011, we invested approximately US$203.5 million in property, plant and equipment as capital expenditures, including approximately US$117.3 million for our Cable and Telecom segment, US$52.9 million for our Sky segment, and US$33.3 million for our Television Broadcasting segment and other businesses.

Our investment in property, plant and equipment in our Cable and Telecom segment during second quarter 2011 included approximately US$52.6 million for Cablevisión, US$32.7 million for Cablemás, US$12.4 million for TVI, and US$19.6 million for Bestel.

During second quarter 2011, we made cash payments in the amount of US$1,002.5 million (Ps.11,786 million) in connection with our investment in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), the controlling company of Grupo Iusacell, S.A. de C.V. (“Iusacell”), in the form of i) US$37.5 million (Ps.442 million) in equity representing 1.093875% of the outstanding shares of GSF; and ii) US$1,565 million (Ps.18,370.9 million) of debentures issued by GSF that are mandatorily convertible into shares of stock of GSF, of which US$600 million (Ps.7,026.9 million) remains unpaid as of June 30, 2011, and will be paid in cash before year-end. Upon conversion of the debentures of GSF, which is subject to regulatory approval and other customary closing conditions, our equity participation in GSF and Iusacell will be 50%.

Debt and Capital Lease Obligations

The following table sets forth our total consolidated debt and capital lease obligations as of June 30, 2011 and December 31, 2010. Amounts are stated in millions of Mexican pesos.

	Jun 30, 2011	Dec 31, 2010	Increase (decrease)
Short term debt and current portion of long-term debt	2,012.7	1,469.1	543.6
Long-term debt (excluding current portion)	51,003.0	46,495.7	4,507.3
Total debt	53,015.7	47,964.8	5,050.9
Current portion of capital lease obligations	341.0	280.1	60.9
Long-term capital lease obligations (excluding current portion)	283.4	349.7	(66.3)
Total capital lease obligations	624.4	629.8	(5.4)

As of June 30, 2011, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.25,910 million. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of June 30, 2011, amounted to Ps.3,029 million.

Shares Outstanding

As of June 30, 2011 and December 31, 2010, our shares outstanding amounted to 330,963.3 million and 325,023.0 million shares, respectively, and our CPO equivalents outstanding amounted to 2,828.8 million and 2,778.0 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of June 30, 2011 and December 31, 2010, the GDS (Global Depositary Shares) equivalents outstanding amounted to 565.8 million and 555.6 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Television Ratings and Audience Share

National urban ratings and audience share reported by IBOPE confirm that, in second quarter 2011, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 65.9%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 66.5%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 68.1%.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Investor Relations:	Media Relations:
Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2011 AND DECEMBER 31, 2010
(Millions of Mexican Pesos)

	June 30,		December 31,
	2011		2010
ASSETS	(Unaudited)		(Audited)

Current:
Cash and cash equivalents	Ps.	18,508.9	Ps.	20,942.5
Temporary investments		5,567.8		10,446.9
		24,076.7		31,389.4

Trade notes and accounts receivable, net		13,264.6		17,701.1
Other accounts and notes receivable, net		4,196.4		4,180.2
Due from affiliated companies		417.9		196.3
Transmission rights and programming		4,134.1		4,004.4
Inventories, net		1,238.0		1,254.5
Other current assets		1,625.0		1,117.8
Total current assets		48,952.7		59,843.7

Derivative financial instruments		-		189.4
Transmission rights and programming		6,171.0		5,627.6
Investments		38,667.0		21,837.5
Property, plant and equipment, net		38,859.9		38,651.8
Intangible assets and deferred charges, net		12,079.4		10,241.0
Other assets		83.8		79.6
Total assets	Ps.	144,813.8	Ps.	136,470.6

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2011 AND DECEMBER 31, 2010
(Millions of Mexican Pesos)

	June 30,		December 31,
	2011		2010
LIABILITIES	(Unaudited)		(Audited)

Current:
Short-term debt and current portion of long-term debt	Ps.	2,012.7	Ps.	1,469.1
Current portion of capital lease obligations		341.0		280.1
Trade accounts payable		7,258.8		7,472.3
Customer deposits and advances		14,062.7		18,587.9
Taxes payable		1,131.5		1,443.9
Accrued interest		721.3		750.7
Employee benefits		488.2		199.6
Due to affiliated companies		69.6		48.8
Derivative financial instruments		89.5		74.3
Other accrued liabilities		10,065.4		2,982.3
Total current liabilities		36,240.7		33,309.0
Long-term debt, net of current portion		51,003.0		46,495.7
Capital lease obligations, net of current portion		283.4		349.7
Derivative financial instruments		204.1		103.5
Customer deposits and advances		563.5		495.5
Other long-term liabilities		2,085.3		2,747.5
Deferred income taxes		335.7		681.8
Retirement and termination benefits		498.0		430.1
Total liabilities		91,213.7		84,612.8

STOCKHOLDERS’ EQUITY

Capital stock issued, no par value		10,118.1		10,019.9
Additional paid-in capital		6,214.0		4,547.9
		16,332.1		14,567.8
Retained earnings:
Legal reserve		2,139.0		2,135.4
Unappropriated earnings		29,015.9		23,583.4
Net income for the period		2,674.4		7,683.4
		33,829.3		33,402.2
Accumulated other comprehensive income, net		2,832.3		3,251.1
Shares repurchased		(6,213.3)		(6,156.6)
		30,448.3		30,496.7
Total controlling interest		46,780.4		45,064.5
Non-controlling interest		6,819.7		6,793.3
Total stockholders’ equity		53,600.1		51,857.8
Total liabilities and stockholders’ equity	Ps.	144,813.8	Ps.	136,470.6

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(Millions of Mexican Pesos)

	Three months ended June 30,				Six months ended June 30,
	2011		2010		2011		2010
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	15,125.7	Ps.	14,447.7	Ps.	28,325.3	Ps.	26,594.8

Cost of sales 1		6,690.5		6,385.2		13,180.0		12,309.0

Operating expenses:
Selling 1		1,175.7		1,192.9		2,310.3		2,380.0
Administrative 1		1,237.9		1,115.3		2,490.5		2,142.0
Depreciation and amortization		1,813.2		1,522.3		3,588.7		3,003.5
Operating income		4,208.4		4,232.0		6,755.8		6,760.3
Other expense, net		150.7		201.4		185.6		219.8
Integral cost of financing:
Interest expense		1,071.6		879.1		1,947.1		1,769.5
Interest income		(158.9)		(192.9)		(455.9)		(558.2)
Foreign exchange loss, net		48.4		460.5		250.4		462.9
		961.1		1,146.7		1,741.6		1,674.2
Equity in (losses) earnings of affiliates, net		(133.4)		48.2		(231.6)		(67.5)
Income before income taxes		2,963.2		2,932.1		4,597.0		4,798.8
Income taxes		808.0		865.2		1,222.1		1,459.9
Consolidated net income		2,155.2		2,066.9		3,374.9		3,338.9
Non-controlling interest net income		(351.6)		(262.6)		(700.5)		(475.2)
Controlling interest net income	Ps.	1,803.6	Ps.	1,804.3	Ps.	2,674.4	Ps.	2,863.7

1 Excluding depreciation and amortization.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR THIRD AND FOURTH QUARTER 2010 AND FIRST AND SECOND QUARTER 20111:
SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY
	Jul	Aug	Sep	3Q10	Oct	Nov	Dec	4Q10	Jan	Feb	Mar	1Q11	Apr	May	Jun	2Q11
Channel 2
Rating	10.5	10.7	11.1	10.8	11.2	11.5	10.5	11.0	11.4	12.0	11.7	11.7	10.5	10.5	10.9	10.7
Share (%)	29.2	29.9	30.9	30.0	32.5	32.3	31.2	32.0	31.7	32.9	32.5	32.4	30.5	30.4	30.5	30.5
Total Televisa(2)
Rating	25.2	24.7	24.6	24.8	23.8	24.6	22.9	23.8	24.1	25.0	24.5	24.5	23.6	23.5	24.2	23.8
Share (%)	70.0	69.4	68.5	69.3	69.3	69.4	68.2	69.0	67.3	68.4	68.4	68.0	68.4	68.0	67.8	68.1

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Jul	Aug	Sep	3Q10	Oct	Nov	Dec	4Q10	Jan	Feb	Mar	1Q11	Apr	May	Jun	2Q11
Channel 2
Rating	15.6	15.6	16.4	15.9	16.9	17.2	15.3	16.5	16.7	18.0	17.2	17.3	15.2	14.8	15.9	15.3
Share (%)	32.4	32.4	33.1	32.6	35.5	34.7	33.6	34.6	33.8	35.7	34.9	34.8	32.6	31.7	32.9	32.4
Total Televisa(2)
Rating	32.5	32	32.8	32.4	32.3	33.4	30.5	32.1	32.6	33.9	33.1	33.2	31.4	30.8	31.8	31.3
Share (%)	67.6	66.4	66.5	66.8	67.7	67.7	66.8	67.4	66.1	67.1	67.2	66.8	67.4	66.1	65.9	66.5

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Jul	Aug	Sep	3Q10	Oct	Nov	Dec	4Q10	Jan	Feb	Mar	1Q11	Apr	May	Jun	2Q11
Channel 2
Rating	19.5	19.9	20.9	20.1	22.8	21.0	18.8	20.9	21.5	22.9	22.0	22.1	18.3	17.7	19.1	18.4
Share (%)	36.3	36.7	38.2	37.1	41.8	38.4	36.9	39.0	38.6	40.5	39.5	39.5	34.9	33.9	35.6	34.8
Total Televisa(2)
Rating	37.6	37.3	37.5	37.5	39.0	38.6	34.8	37.4	38.1	39.9	37.9	38.6	35.4	33.8	35.1	34.8
Share (%)	69.8	68.8	68.4	69.0	71.3	70.5	68.2	70.0	68.4	70.4	68.2	69.0	67.5	64.9	65.4	65.9

* Note: Validated and final information was not available at the time of the report. This data is preliminary.
1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.
2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.
3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 13, 2011	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel